QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JANUARY 31, 2013 AND 2012

Unaudited

(Expressed in Canadian Dollars, unless otherwise stated)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	January 31	July 31
	2013	2012
	(Unaudited)
ASSETS

Cash and cash equivalents (note 3(a))	$925,463	$2,450,451
Amounts receivable and other assets (note 4)	352,755	292,837
Total current assets	1,278,218	2,743,288

Mineral property interests (note 5)	1,021,547	1
Restricted cash (note 3(b))	151,000	78,000
Total non-current assets	1,172,547	78,001

Total assets	$2,450,765	$2,821,289

LIABILITIES

Amounts payable and other liabilities (note 8)	$27,893	$607,389
Flow-through share premium (note 9)	76,261	411,009
Due to related parties (note 10)	1,974,922	813,855
Convertible debenture and accrued interest (note 7)	392,650	–
Tax payable related to flow-through financing (note 9)	18,585	–
Total current liabilities	2,490,311	1,832,253

SHAREHOLDERS' EQUITY

Share capital (note 6)	$26,052,463	$24,514,381
Reserves (note 6)	542,206	381,139
Accumulated deficit	(26,634,215)	(23,906,484)
Total shareholders' equity	(39,546)	989,036

Total liabilities and shareholders' equity	$2,450,765	$2,821,289

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended January 31		Six months ended January 31
	2013	2012	2013	2012

Expenses:
Exploration and evaluation	$1,202,196	$802,401	$3,739,971	$802,401
Assays and analysis	91,873	2,748	335,077	2,748
Drilling	265,336	–	265,336	–
Geological	333,873	19,818	1,570,252	19,818
Graphics	12,857	2,895	26,498	2,895
Helicopter support	134,834	–	660,936	–
Property payments	50,300	770,000	83,660	770,000
Site activities	256,330	–	662,679	–
Socio-economic	39,070	6,940	50,805	6,940
Travel and accommodation	17,723	–	84,728	–

General and administration	435,779	294,158	791,262	394,608
Legal, accounting and audit	22,839	100,880	45,347	152,068
Office and administration	31,289	145,632	59,265	188,175
Regulatory, trust and filing	14,931	35,932	23,870	40,480
Salaries and benefits	342,548	–	616,986	–
Shareholder communications	13,621	11,714	26,132	13,885
Travel and conferences	10,551	–	19,662	–

Equity-settled share-based payments (note 6(b))	76,426	26,494	161,067	26,494
Loss before the following	(1,714,401)	(1,123,053)	(4,692,300)	(1,223,503)
Flow-through share premium (note 9)	14,195	1,333	422,368	1,333
Interest income	2,645	566	6,539	781
Interest expense	(11,340)	–	(24,447)	–
Foreign exchange	(247)	22	(275)	(14)
Tax related to flow-through financing (note 9)	63	–	(18,585)	–
Gain on disposition of a mineral property interest (note 5(b))	1,578,969	–	1,578,969	–
Loss before income tax	(130,116)	(1,121,132)	(2,727,731)	(1,221,403)
Income tax (note 13)	–	–	–	–
Total loss and comprehensive loss for the period	$(130,116)	$(1,121,132)	$(2,727,731)	$(1,221,403)

Basic and diluted loss per common share	$(0.01)	$(0.07)	$(0.11)	$(0.08)

Weighted average number of common shares outstanding	25,903,527	16,442,370	25,164,051	14,920,896

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statement of Changes in Equity
(Unaudited – Expressed in Canadian Dollars)

		Reserves
		Equity-settled		Total
		share-based	Accumulated	shareholders'
	Share capital	payments	deficit	equity
Balance at August 1, 2011	$20,375,746	$–	$(20,318,679)	$57,068
Loss for the period	–	–	(1,221,403)	(1,221,403)
Equity-settled share-based payments (note 6(b))	–	26,494	–	26,494
Shares issued for cash, net of issuance costs (note 6)	3,466,285	–	–	3,466,285
Shares issued for property option payment (note 5)	650,000	–	–	650,000
Balance at January 31, 2012	$24,492,031	$26,494	$(21,540,082)	$2,978,444

Balance at August 1, 2012	$24,514,381	$381,139	$(23,906,484)	$989,036
Loss for the period	–	–	(2,727,731)	(2,727,731)
Equity-settled share-based payments (note 6(b))	–	161,067	–	161,067
Shares issued for cash, net of issuance costs (note 6)	530,505	–	–	530,505
Shares issued for property option payment (note 5)	1,007,577	–	–	1,007,577
Balance at January 31, 2013 (note 6)	$26,052,463	$542,206	$(26,634,215)	$(39,546)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited – Expressed in Canadian Dollars)

	Six months ended January 31
	2013	2012

Cash flows from operating activities:
Loss for the period	$(2,727,731)	$(1,221,403)
Adjusted for:
Foreign exchange	275	14
Interest expense	24,447	–
Equity-settled share-based payments (note 6(b))	161,067	26,494
Flow-through share premium (note 9)	(422,368)	(1,333)
Gain on disposition of a mineral property interest (note 5(b))	(1,578,969)	–
Property payments paid through issuance of shares (note 5)	5,000	650,000
Restricted cash (note 3(b))	(73,000)	–
Changes in non-cash working capital items:
Amounts receivable and other assets	(59,918)	(97,663)
Amounts payable and other liabilities	(579,496)	(28,053)
Due to related parties	1,161,067	286,993
Tax related to flow-through financing (note 9)	18,585	–
Net cash used in operating activities	(4,071,041)	(384,951)

Cash flows from investing activities:
Acquisition of a mineral property (note 5)	(50,000)	–
Disposition of a mineral property interest (note 5)	2,000,000	–
Net cash provided by investing activities	1,950,000	–

Cash flows from financing activities:
Proceeds from issuance of share capital, net of issuance costs (note 6)	618,125	4,070,602
Interest paid on convertible debenture (note 7)	(21,797)	–
Net cash provided by financing activities	596,328	4,070,602

Decrease in cash and cash equivalents	(1,524,713)	3,685,651
Effect of exchange rate fluctuations on cash held	(275)	(14)
	(1,524,988)	3,685,637
Cash and cash equivalents, beginning of period	2,450,451	78,652
Cash and cash equivalents, end of period (note 3(a))	$925,463	$3,764,289

Supplemental cash flow information
Non cash financing and investing activities:
Property payments paid through issuance of shares (note 5)	$5,000	$–
Property acquisition costs paid through issuance of shares (note 5)	1,002,577	–
Property acquisition costs paid through issuance of a convertible debenture (note 5)	650,000
	$1,657,577	$–

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These condensed interim consolidated financial statements (the "Financial Statements") of the Company as at and for the period ended January 31, 2013 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Group" and individually as "Group entities"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Group.

The Group is in the process of acquiring and exploring mineral property interests. The Group's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interest.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. At January 31, 2013, the Group had cash and cash equivalents of $0.9 million, and a working capital deficit of approximately $1.2 million.

On November 1, 2012, the Company entered into an agreement with a publicly-listed company, Amarc Resources Ltd. ("Amarc"), whereby Amarc acquired a 40% beneficial joint venture interest in the Galaxie (note 5(b)) and ZNT (note 5(d)) properties for consideration of $2.0 million.

On December 28, 2012, the Company completed a non-brokered private placement of 2,214,323 common shares for gross cash proceeds of $0.6 million (note 9).

Of the total liabilities of $2.5 million at January 31, 2013, $2.0 million is payable to Hunter Dickinson Services Inc. ("HDSI"), a related party (note 10(b)). The Group has received a confirmation from HDSI that, while continuing to provide services to the Group, HDSI will not demand repayment of amounts outstanding as at January 31, 2013 prior to January 31, 2014.

Management believes that its current assets at January 31, 2013 are sufficient to meet all known obligations falling due in the next 12 months and to maintain its mineral rights in good standing for the next 12 month period (note 14(a)). Additional debt or equity financing will be required to fund additional exploration or development programs. The Group has a reasonable expectation that additional funds will be available to meet ongoing exploration and development costs. However, there can be no assurance that the Group will continue to obtain additional financial resources or that it will be able to achieve profitability or positive cash flows. If the Group is unable to obtain adequate additional financing, the Group will be required to re-evaluate its planned expenditures, including curtailing exploration activities, and will need to rely on short term borrowings to finance its expenditure requirement until additional funds can be raised through financing activities. These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Group be unable to continue as a going concern.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements. Unless stated otherwise, the accounting policies and methods of computation applied by the Group in these Financial Statements are the same as those applied by the Group in its most recent annual consolidated financial statements which are filed on the Company's profile on SEDAR at www.sedar.com. These condensed interim consolidated financial statements should be read in conjunction with the financial statements of the Company as at and for the year ended July 31, 2012. Results for the period ended January 31, 2013 are not necessarily indicative of future results.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

Issuance of these Financial Statements was authorized by a committee of the Board of Directors on March 18, 2013.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information.

(c)	Significant accounting estimates and judgments

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these condensed interim financial statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the financial statements as at and for the year ended July 31, 2012, except as follows:

•

information about the judgements used in the classification of the joint arrangement entered into during the quarter ended January 31, 2013 is provided in notes 5(b) and 12. Assessing whether the arrangement is jointly controlled by all of its parties or by a group of the parties, or controlled by one of its parties alone, can require judgement.

•	estimated fair values of mineral properties acquired or disposed.

(d)	Compound financial instruments

Compound financial instruments issued by the Group comprise a convertible debenture that can be converted into a fixed number of the Company's common shares at the option of the holder.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component, if any, is recognized initially as the difference between the estimated fair value of the compound financial instrument as a whole and the estimated fair value of the liability component. Material directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

(e)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2012, the Group adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior periods but may affect the accounting for future transactions or arrangements.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after January 1, 2013

•	IFRS 1, Provisions of IFRIC 20 for First-Time Adopters of IFRS; Accounting for Government loans

•	IFRS 7, Financial Instruments – Disclosures

•	IFRS 10, Consolidated Financial Statements

•	IFRS 11, Joint Arrangements

•	IFRS 12, Disclosure of Interests in Other Entities

•	IFRS 13, Fair Value Measurement

•	IAS 1, Presentation of Financial Statements (amendments)

•	IAS 16, Property, Plant and Equipment

•	IAS 19, Employee Benefits

•	IAS 27, Separate Financial Statements

•	IAS 28, Investments in Associates and Joint Ventures

•	IAS 32, Financial Instruments – Presentation

•	IAS 34, Interim Financial Reporting

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

(ii)	Effective for annual periods beginning on or after January 1, 2014

•	IFRS 10, Consolidated Financial Statements (amendments)

•	IFRS 12, Disclosure of Interests in Other Entities (amendments)

•	IAS 27, Separate Financial Statements (amendments)

•	IAS 32, Financial Instruments – Presentation

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(iii)	Effective for annual periods beginning on or after January 1, 2015

•	IFRS 7, Financial Instruments – Disclosure

•	IFRS 9, Financial Instruments – Recognition and measurement

Except as described below, the Group has not early-adopted these revised standards and is currently assessing the impact that these standards will have on the Group's financial statements.

Accounting policies adopted in the current year

(i)	IFRS 10 "Consolidated Financial Statements" and amendments to IAS 27 "Separate Financial Statements" Effective August 1, 2012, the Company early adopted IFRS 10 and the amended IAS 27.

IFRS 10 replaces IAS 27 "Consolidated and separate financial statements" and SIC-12 "Consolidation – Special Purpose Entities". Retrospective application is required, unless impracticable, in which case the Company applies it from the earliest practicable date.

IAS 27 was amended following the issuance of IFRS 10 to reflect the accounting for subsidiaries, associates and joint ventures in the separate financial statements of the parent company.

The Company has applied these new and amended standards retrospectively. The above standards did not result in material changes to the Company’s financial statements.

(ii)	IFRS 11 "Joint Arrangements"

Effective August 1, 2012, the Company early adopted IFRS 11.

IFRS 11 supersedes IAS 31 "Interests in Joint Ventures" and SIC-13 "Jointly Controlled Entities – Nonmonetary Contributions by Venturers", which had allowed entities the choice to proportionately consolidate or equity account for interests in joint ventures.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as either a joint venture or a joint operation. Joint ventures are accounted for using the equity method of accounting. For a joint operation the venturer recognizes its share of the assets, liabilities, revenues and expenses of the joint operation.

The Company has adopted this standard retrospectively. The above standards did not result in material changes to the Company’s previously filed financial statements.

(iii)	IFRS 12 "Disclosure of Interests in Other Entities"

Effective August 1, 2012, the Company early adopted IFRS 12.

IFRS 12 requires the Company to disclose the significant judgements and assumptions it has made in determining the nature of its interest in another entity or arrangement, and in determining the type of joint arrangement in which it has an interest, and information about its interests in subsidiaries, joint arrangements and associates, and other structured entities.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

(a)	Cash and cash equivalents

	January 31, 2013	July 31, 2012
Business and savings accounts	$925,463	$2,450,451

(b)	Restricted cash

Restricted cash in the amount of $151,000 (July 31, 2012 - $78,000) represents guaranteed investment certificates held in support of exploration permits.

4.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	January 31, 2013	July 31, 2012
Harmonized sales tax receivable	$216,159	$280,777
Other receivable	120,000	5,000
Prepaid expenses	16,596	7,060
Total	$352,755	$292,837

5.	MINERAL PROPERTY INTERESTS

	January 31, 2013	July 31, 2012
Galaxie Project (note 5(b))	$1,021,546	$–
Angel’s Camp royalty (note 5(e))	1	1
Mineral property interests	$1,021,547	$1

(a)	Buck Gold-Silver Project

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck gold-silver property (the "Buck Project") located in central British Columbia.

In December 2011, the Company paid $100,000 in cash and issued 1,200,000 common shares to acquire the Option from a private party (the "Vendor"). The common shares issued were valued at the fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid. The Company agreed to issue up to 6,000,000 additional common shares to the Vendor upon the achievement of certain milestones, as follows:

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

		Number of
	Cash	common shares
Payable upon	payment	issuable	Status
December 30, 2011	$100,000	1,200,000	Completed
Completion of a compliant resource estimate on the Buck Project	nil	1,200,000
Completion of a preliminary assessment or a pre- feasibility study on the Buck Project	nil	2,400,000
Completion of a feasibility study on the Buck Project	nil	2,400,000

The Company is also required to make certain scheduled payments to the underlying owners of the Buck Project (the "Underlying Owners") as follows:

		Number of
	Cash	common shares
Payable on or before	payment	issuable	Status
December 30, 2011	$20,000	100,000	Completed
June 28, 2012	$25,000	150,000	Completed
June 28, 2013	$30,000	200,000
June 28, 2014	$30,000	200,000

The common shares issued on December 30, 2011 were valued at the estimated fair value on that date ($0.50 per common share) and were expensed. The common shares issued on June 28, 2012 were valued at the estimated fair value on that date ($0.36 per common share) and were expensed.

Under the terms of the Option, the Underlying Owners retain a 3% net smelter returns royalty. The royalty percentage will decrease by 1% once aggregate royalty payments exceed $10 million. The Company has the right at any time to reduce the royalty by 1% by paying $500,000 to the Underlying Owners.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Galaxie Project

	Payable to	Payable to
	Finsbury	Bearclaw	Total
Estimated fair value of the Company's shares issued[1] 2,038,111 common shares to Finsbury, and 1,000,000 common shares to Bearclaw	$672,577	$330,000	$1,002,577
Cash payment	–	50,000	50,000
Convertible debenture (note 7)	–	650,000	650,000
Recognized as a mineral property interest	672,577	1,030,000	1,702,577
Disposition of 40% to Galaxie joint arrangement	–	–	(681,031)
Galaxie Project balance as of January 31, 2013	–	–	$1,021,546

1The common shares issued to Finsbury and Bearclaw were valued at the fair market value at the date of issuance ($0.33 per common share).

The Galaxie Project consists of 313 mineral claims covering an area of approximately 1,200 square kilometres (inclusive of the Hotai Claims). The property straddles the Stewart-Cassiar Highway, and is located 24 kilometres south of the community of Dease Lake, British Columbia.

In July 2012, the Company entered into an earn-in agreement (the "Galaxie Earn-in Agreement") with Finsbury Exploration Ltd. (“Finsbury”), a non-arm's length party (note 10(b)) whereby it obtained an option to earn up to a 50% interest in the Galaxie Project by spending up to $1,500,000 in exploration expenditures.

On August 20, 2012, pursuant to an agreement ("Galaxie Sale Agreement") with Finsbury, the Company completed the acquisition of a 100% interest in the Galaxie Project, and terminated the Galaxie Earn-in Agreement. Pursuant to the Galaxie Sale Agreement, Quartz Mountain issued 2,038,111 shares to Finsbury and assumed the rights and obligations of Finsbury under a mineral property purchase agreement (the “Bearclaw Agreement”) between Finsbury and Bearclaw Capital Corp. (“Bearclaw”) relating to the Gnat Pass Property. Bearclaw retains a 1% net smelter returns royalty on the Gnat Pass Property, capped at aggregate payments of $7,500,000 (the "Gnat Pass Royalty Agreement").

The remaining payment obligations to Bearclaw for the Gnat Pass Property under the Bearclaw Agreement assumed by Quartz Mountain, consisted of a $50,000 cash payment and the issuance of 1,000,000 common shares to Bearclaw, and the issuance to Bearclaw of a $650,000 convertible debenture on closing of the Galaxie Sale Agreement.

On November 1, 2012, the Company entered into a Letter Agreement with a publicly-listed company, Amarc Resources Ltd. ("Amarc") whereby Amarc can earn up to a 50% interest in the Galaxie and ZNT (note 5(d)) properties owned by the Company. The Company and Amarc have certain directors in common.

The Company and Amarc have agreed to conduct exploration activities at the Galaxie and ZNT projects (note 5(d)) as an unincorporated joint arrangement, upon Amarc earning its interest in these properties, whereby the Company would transfer into the joint arrangement its interest in the properties including its obligations under the related acquisition agreements, the Galaxie royalty agreement, and its $650,000 convertible debenture. The Company and Amarc have agreed that the Company will initially be the Manager of the joint arrangement.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

An initial 40% interest was to be earned Amarc by paying to the Company $1,000,000 in cash and also funding $1,000,000 of exploration expenses, as defined in the Letter Agreement, to be incurred by the Company on the Galaxie property, prior to December 31, 2012. The cash payment and exploration funding were completed on December 31, 2012, and the joint arrangement commenced on that date (note 12).

Upon earning the initial 40% interest, Amarc has an option to earn an additional 10% (for a total of 50%) interest in these properties by funding a further $1,000,000 of exploration expenses on these properties prior to September 30, 2013. If Amarc chooses not to or is unable to exercise this option, its interest will remain at 40%, subject to customary dilution provisions.

In accordance with IFRS 11 (note 2(e)), the Company recognized a gain of $1,578,000 in relation to the 40% disposition of its mineral property interest to the Galaxie joint arrangement.

Hotai Claims

The Hotailuh Slope mineral claims (the "Hotai Claims") comprise 35 mineral claims totalling 14,633 hectares located in central British Columbia adjacent to, and forming part of, the Galaxie Project.

In July 2012, the Company entered into an option agreement (the "Option") with certain arm's length private parties (the "Optionors") to acquire a 100% interest in the Hotai Claims, subject to a 2% net smelter returns royalty, capped at aggregate payments of $5,000,000. The Company has the right to acquire half of the royalty (1%) by making a cash payment of $1,000,000 to the Optionors.

Pursuant to the Option, in order to earn its interest in the Hotai Claims, the Company is required to spend $1,000,000 on the property in stages by August 23, 2015 and to make certain scheduled payments to the Optionors as follows:

	Cash	Value of common
	payments	shares required to
Payable on or before	required	be issued	Status
August 1, 2012	$ 5,000	$ 5,000	Cash paid and shares issued
August 23, 2013	$ 10,000	$ 10,000
August 23, 2014	$ 20,000	$ 20,000
August 23, 2015	$ 20,000	$ 20,000

The number of common shares required to be issued are to be calculated using the volume weighted- average market share price for the ten days prior to issuance. On August 1, 2012, 14,286 common shares were issued to the Optionors.

(c)	Karma Project

The Karma property consists of 16 mineral claims, owned 100% by Quartz Mountain. The property is located 41 kilometres south of Houston, BC and directly south of and contiguous to the Company's Buck Project.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(d)	ZNT Project

In June 2012, the Company staked 19 mineral claims, located approximately 15 kilometres southeast of the town of Smithers, BC, in central British Columbia. The Company paid claim staking costs relating to the initial 19 mineral claims totaling $3,313.

During the current period, the Company staked an additional 65 mineral claims for a total of 84 mineral claims. The claim staking costs totalled approximately $53,549 for these claims. These 84 mineral claims comprise the Company's ZNT Project. In November 2012, the Group entered into a Letter Agreement with Amarc pursuant to which Amarc has an option to earn up to a 50% interest in the ZNT property (note 5(b)).

(e)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Americas Bullion Royalty Corp. and Orsa Ventures Corp., each of which holds a 50% beneficial joint venture interest in the property.

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property.

In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, then to Golden Predator Corporation, and is now named Americas Bullion Royalty Corp.

In April 2012, Orsa Ventures Corp. (TSX-V: ORN) exercised its option to acquire all of Seabridge's remaining undivided 50% beneficial joint venture interest in the Angel's Camp property. In March 2013, Orsa announced it had entered into an agreement with Americas Bullion Royalty Corp. to acquire, over a number of years, the 50% of Angel’s Camp that it did not own.

The royalty has been recorded at a nominal amount of $1.

6.	CAPITAL AND RESERVES

(a)	Authorized and issued share capital

At January 31, 2013, the authorized share capital of the Company comprised an unlimited number of common and preferred shares without par value.

The Company has no preferred shares issued and outstanding. All issued shares are fully paid.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Number of
Issued share capital	common shares	Amount
Balance at August 1, 2011	13,399,422	$20,375,746
Common shares issued for cash, December 2011	1,140,200	570,100
Flow–through common shares issued for cash, December 2011	6,043,171	3,625,902
Recorded as flow–through share premium liability	–	(604,317)
Share issuance costs, December 2011	–	(157,050)
Shares issued for property option payment	1,450,000	704,000
Balance, July 31, 2012	22,032,793	24,514,381
Common shares issued for cash, December 2012	461,914	115,478
Flow–through common shares issued for cash, December 2012	1,752,409	525,724
Recorded as flow–through share premium liability (note 9)	–	(87,620)
Share issuance costs, December 2012	–	(23,077)
Shares issued for property option payment (note 5)	3,052,397	1,007,577
Balance at January 31, 2013	27,299,513	$26,052,463

(b)	Equity-settled share-based payments

The following summarizes the changes in the Company's share purchase options as of January 31, 2013:

	Number of options	Weighted average
Continuity of share options	outstanding	exercise price
Share purchase options outstanding at July 31, 2012	1,767,600	$0.45
Forfeited during the period	(20,500)	$0.45
Share purchase options outstanding at January 31, 2013	1,747,100	$0.45
Share purchase options exercisable at January 31, 2013	1,178,400	$0.45

The weighted average contractual remaining life of the share purchase options outstanding at January 31, 2012 was 2.96 years.

The Company recognized share-based payment expense of $161,067 in the period ended January 31, 2013 (2012 – $26,494).

7.	CONVERTIBLE DEBENTURE

	January 31, 2013	July 31, 2012
Convertible debenture	$390,000	$–
Interest accrued	2,650	–
Total	$392,650	$–

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the Galaxie Purchase Agreement, the Company issued an unsecured $650,000 convertible debenture to Bearclaw as part of the purchase price (note 5(b)). As part of the Letter Agreement, Amarc acquired $260,000 of this debt (note 5(b)).

The convertible debenture bears interest at a rate of 8% per annum (payable quarterly in arrears) and is convertible into the Company's common shares at an exercise price of $0.40 per share on or before maturity of the debenture on October 31, 2013. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.40 per share and the market price at the time of conversion. The interest rate implicit in the convertible debenture approximates the Group's borrowing rate. Accordingly, the net present value of the future cash flows associated with the convertible debenture approximates its carrying amount.

8.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	January 31, 2013	July 31, 2012
Amounts payable	$23,248	$544,156
Accrued liabilities	4,645	63,233
Total	$27,893	$607,389

9.	FLOW-THROUGH SHARE PREMIUM LIABILITY

	January 31, 2013	July 31, 2012
Balance at beginning of period	$411,009	$–
Recognized as liability upon issuance of flow-through shares	87,620	604,317
Derecognized upon eligible expenditures incurred	(422,368)	(193,308)
Total	$76,261	$411,009

On December 31, 2011, the Company raised $3,625,902 in flow-through funds. In accordance with the Income Tax Act (Canada), the Company is obligated to spend these funds on eligible Canadian Exploration Expenses ("CEE") and to renounce the associated CEE to the investors. The renunciation of CEE to the investors was completed during the fiscal year 2012.

The Company is subject to a tax, calculated monthly, on the portion of the flow-through proceeds remaining unspent after February 2012. The Company had spent its obligation on eligible CEE prior to December 31, 2012.

In December 2012, the Company completed a non-brokered private placement (the "Private Placement") of 2,214,323 common shares, of which 1,752,409 were flow-through common shares issued at a price of $0.30 per share and 461,914 were non-flow-through common shares issued at a price of $0.25 per share, for aggregate gross cash proceeds of $641,202. The Company incurred issuance costs of approximately $23,077, for net cash proceeds of $618,125.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds of the flow-through portion ($525,723) of the financing on CEE by December 31, 2013. At January 31, 2013, approximately $458,000 remained to be incurred on eligible CEE.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the periods ended January 31, 2013 and 2012, the Company compensated key management personnel as follows:

	Three months ended		Six months ended
		January 31		January 31
	2013	2012	2013	2012
Short-term employee benefits, including salaries and directors fees	$121,512	$27,667	$229,964	$27,667
Equity-settled share-based payment	30,376	10,441	64,190	10,441
Total	$151,888	$38,108	$294,154	$38,108

(b)	Entities with Significant Influence over the Company

The Company's management believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities, who are close business associates, are also key management personnel of the Company. Pursuant to management agreements between the Company and these entities which have significant influence over the Company, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from such entities.

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors and officers in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Group pursuant to an agreement dated July 2, 2010, and is based on annually set rates.

Finsbury Exploration Ltd.

Finsbury Exploration Ltd. ("Finsbury") is a private company which has certain directors in common with the Company. The balances with Finsbury presented herein relate to the Galaxie Earn-in Agreement (note 5(b)).

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Transactions and outstanding balances

Transactions with these related parties were as follows:

	Three months ended		Six months ended
		January 31		January 31
	2013	2012	2013	2012
HDSI: Services received based on management services agreement	$717,954	$74,580	$1,708,565	$74,580
HDSI: Reimbursement of third party expenses paid	35,235	1,287	102,143	1,287

Outstanding balances were as follows:

	January 31, 2013	July 31, 2012
Balance payable to HDSI	$1,974,922	$786,425
Balance payable to Finsbury	–	27,430
Total	$1,974,922	$813,855

HDSI has agreed not to demand repayment of these unsecured amounts prior to the end of the next 12 month period.

11.	EMPLOYEES BENEFIT EXPENSES

Employees' salaries and benefits included in various expenses are as follows:

	Three months ended		Six months ended
		January 31		January 31
	2013	2012	2013	2012
Exploration expenses	$294,378	$20,656	$1,086,735	$23,290
General and administration	431,426	122,424	794,651	156,781
Total	$725,804	$143,080	$1,881,386	$180,071

General and administration expenses include equity-settled share-based payments expense.

12.	INTERESTS IN OTHER ENTITIES

On December 31, 2012, the Company commenced a joint arrangement (note 5(b)) with Amarc to explore the Galaxie and ZNT properties in northern British Columbia, whereby Amarc had earned a 40% interest (with an option to earn an additional 10% interest). Significant decisions about the relevant activities are made by the management committee of this joint arrangement. Collective control exists as Quartz Mountain and Amarc each appoint two members to the management committee. Pursuant to the Letter Agreement, Quartz Mountain and Amarc have joint control over this arrangement. No separate business entity was set up to conduct the activities of this joint arrangement, and consequently this arrangement is accounted for as a "joint operation".

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

12.	OPERATING SEGMENTS

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

13.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at January 31, 2013, the Company had unused non-capital loss carry forwards of approximately $3,858,000 (2012 – $2,901,000) in Canada and $21,000 (2012 – $37,000) in the United States.

In addition, the Company had approximately $4,673,000 (2012 – $4,550,000) of resource tax pools available, which may be used to shelter certain resource income.

14.	FINANCIAL RISK

(a)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group's holdings of cash and cash equivalents.

Management believes that its current assets at January 31, 2013, are sufficient to meet its known obligations falling due in next 12 months and to maintain its mineral rights in good standing for the next 12 month period. Depending on the availability of financing, the Group has an ability to extend the maturity of amounts payable to HDSI (note 10(b)) on account of services for up to a one-year period, while continuing to receive services from HDSI as required.

Quartz Mountain Resources Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended January 31, 2013 and 2012
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed at January 31, 2013:

		Payments due by period
	Total	Less than 1	1-5 years	After 5 years
		year
Amounts payable and other liabilities (note 8)	$27,893	$27,893	$–	$–
Due to related parties (note 10)	1,974,922	–	1,974,922	–
Convertible debenture (note 7)	392,650	392,650	–	–
Tax related to flow-through financing (note 9)	18,585	18,585	–	–
Total	$2,414,050	$439,128	$1,974,922	$–

The Company is also committed to spend a further $458,000 in flow–through expenditures prior to December 31, 2013.